SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MEETME, INC. (f/k/a Quepasa Corporation)
(Name of Issuer)

Common Stock, par value $0.001 par value
(Title of Class of Securities)

585141104
(CUSIP Number)

James W. McKenzie, Jr., Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box        ☐

(Page 1 of 4 Pages)

CUSIP No. 585141104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Geoffrey Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)_____
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 2,386,458 Shares
	8	SHARED VOTING POWER 1,062,059 Shares(1)
	9	SOLE DISPOSITIVE POWER 2,386,458 Shares
	10	SHARED DISPOSITIVE POWER 1,062,059 Shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386,458 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 1,062,059 Shares
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Represents securities held by a trust for the benefit of the Reporting Person’s children, with respect to which the Reporting Person’s sister serves as the trustee.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Based upon 36,994,505 shares of Common Stock outstanding and 1,479,948 shares of Common Stock underlying outstanding Preferred Stock as of November 9, 2012, which Preferred Stock votes on an as-converted basis.

CUSIP No. 585141104	SCHEDULE 13D	Page 3 of 4 Pages

This voluntary filing of Amendment No. 1 to Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (“MeetMe”) by the Reporting Person.  On December 6, 2011, the Company changed its legal domicile to Delaware and effective June 1, 2012 the Company changed its name from Quepasa Corporation (CUSIP Number 74833W206) to MeetMe, Inc. (CUSIP Number 585141104). This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 21, 2011 relating to Quepasa Corporation (CUSIP Number 74833W206). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company” or “Issuer”).  The Company’s principal executive offices are located at 100 Union Square Drive, New Hope, PA 18938.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person may be deemed to beneficially own 2,386,458 shares of Common Stock.  This amounts to approximately 6.5% of the outstanding shares as of November 9, 2012 (calculated in the manner prescribed by Rule 13d-3 under the Exchange Act).  Excluded from this number are 1,062,059 shares held in a trust for the benefit of the Reporting Person’s children, the trustee of which is the Reporting Person’s sister.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the 1,062,059 shares so held in trust for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)  The Reporting Person has the sole power to vote or to direct the vote and/or the sole power to dispose or to direct the disposition of 2,386,458 shares beneficially owned by the Reporting Person.  The Reporting Person may be deemed to have the shared power to vote or to direct the vote and/or the shared power to dispose or to direct the disposition of the 1,062,059 shares held in trust for the Reporting Person’s children.

 (c)  On June 5, 2012, the Reporting Person gifted 100,000 shares of Common Stock.  On December 13, 2012, the Reporting Person gifted 500,000 shares of Common Stock to a trust for the benefit of the Reporting Person’s children, with respect to which the Reporting Person’s sister serves as trustee.  On December 14, 2012, the Reporting Person gifted 50,000 shares of Common Stock.

 (d)  Not Applicable.

 (e)  Not Applicable.

CUSIP No. 585141104	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Geoffrey Cook
Geoffrey Cook

Date:           February 14, 2013

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